UNITED STATES
SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

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FORM 6-K

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REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

July 15, 2013

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        NOVO NORDISK A/S
(Exact name of Registrant as specified in its charter)

Novo Allé
DK- 2880, Bagsvaerd
Denmark
(Address of principal executive offices)

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Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F

Form 20-F [X]	Form 40-F [ ]

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes [ ]	No [X]

If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g-32(b):82-_____________________

Novo Nordisk A/S – Share repurchase programme

Bagsværd, Denmark, 15 July 2013 – On 3 May 2013, Novo Nordisk initiated a share repurchase programme in accordance with the provisions of the European Commission’s regulation no 2273/2003 of 22 December 2003, also referred to as the Safe Harbour rules. This programme is part of the overall share repurchase programme of up to DKK 14.0 billion to be executed during a 12-month period beginning 31 January 2013.

Under the programme initiated 3 May 2013, Novo Nordisk will repurchase B shares for an amount up to DKK 3.0 billion in the period from 6 May 2013 to 6 August 2013.

Since the announcement as of 8 July 2013, the following transactions have been made under the programme:

	Number of shares	Average purchase price	Transaction value, DKK
Accumulated, last announcement	2,078,500		1,951,076,280
8 July 2013	48,000	939.14	45,078,710
9 July 2013	55,000	932.38	51,280,900
10 July 2013	42,000	929.48	39,038,030
11 July 2013	50,000	935.74	46,786,815
12 July 2013	55,000	937.75	51,576,217
Accumulated under the programme	2,328,500		2,184,836,953

With the transactions stated above, Novo Nordisk owns a total of 15,457,661 treasury shares, corresponding to 2.8% of the share capital. The total amount of shares in the company is 550,000,000 including treasury shares.

Novo Nordisk expects to repurchase B shares for an amount up to DKK 14.0 billion during a 12-month period beginning 31 January 2013. As of 12 July 2013, Novo Nordisk has

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 50 / 2013

repurchased a total of 7,940,310 B shares equal to a transaction value of DKK 7,687,548,387.

Novo Nordisk is a global healthcare company with 90 years of innovation and leadership in diabetes care. The company also has leading positions within haemophilia care, growth hormone therapy and hormone replacement therapy. Headquartered in Denmark, Novo Nordisk employs approximately 35,000 employees in 75 countries, and markets its products in more than 180 countries. Novo Nordisk’s B shares are listed on NASDAQ OMX Copenhagen (Novo-B). Its ADRs are listed on the New York Stock Exchange (NVO). For more information, visit novonordisk.com.

Further information
Media:
Anne Margrethe Hauge	+45 4442 3450	amhg@novonordisk.com
Ken Inchausti (US)	+1 609 514 8316	kiau@novonordisk.com

Investors:
Kasper Roseeuw Poulsen	+45 4442 4303	krop@novonordisk.com
Frank Daniel Mersebach	+45 4442 0604	fdni@novonordisk.com
Lars Borup Jacobsen	+45 3075 3479	lbpj@novonordisk.com
Jannick Lindegaard (US)	+1 609 786 4575	jlis@novonordisk.com

Novo Nordisk A/S	Novo Allé	Telephone:	CVR no:
Investor Relations	2880 Bagsværd	+45 4444 8888	24 25 67 90
	Denmark	Internet:
www.novonordisk.com

Company announcement No 50 / 2013

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf of the undersigned, thereunto duly authorized.

Date: July 15, 2013	NOVO NORDISK A/S Lars Rebien Sørensen, President and Chief Executive Officer